UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 27, 2016

BOSTON SCIENTIFIC CORPORATION

(Exact name of registrant as specified in charter)

DELAWARE	1-11083	04-2695240
(State or other	(Commission	(IRS employer
jurisdiction of	file number)	identification no.)
incorporation)

300 Boston Scientific Way, Marlborough, Massachusetts	01752-1234
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code: (508) 683-4000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐  Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.                                        Other Events.

On September 27, 2016, Boston Scientific Corporation (the “Company”) and EndoChoice Holdings, Inc. (“EndoChoice”) issued a joint press release announcing the execution of an Agreement and Plan of Merger (the “Merger Agreement”), dated September 27, 2016, by and among the Company, EndoChoice and Falcon Merger Corp., a Delaware corporation and a wholly-owned subsidiary of the Company. Closing of the transactions contemplated by the Merger Agreement is subject to customary conditions and is expected to be completed in the fourth quarter of this year.  A copy of the joint press release announcing the execution of the Merger Agreement is included as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Important additional information will be filed with the U.S. Securities and Exchange Commission

This announcement is not a recommendation, an offer to purchase, or a solicitation of an offer to sell shares of EndoChoice stock. Boston Scientific has not yet commenced the tender offer for shares of EndoChoice stock described in this announcement. Upon commencement of the tender offer, Boston Scientific will file with the U.S. Securities and Exchange Commission (the “SEC”) a tender offer statement on schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, EndoChoice will file with the SEC a solicitation/recommendation statement on Schedule 14D-9. These documents will contain important information about Boston Scientific, EndoChoice, the transaction, and related matters. Investors and security holders are urged to read each of these documents carefully when they are available. Investors and security holders will be able to obtain free copies of the tender offer statement, the tender offer solicitation/recommendation statement and other documents filed with the SEC by Boston Scientific and EndoChoice through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain these documents by contacting the investor relations departments of Boston Scientific or EndoChoice.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements may be identified by words like “anticipate,” “expect,” “project,” “believe,” “plan,” “estimate,” “intend” and similar words.  These forward-looking statements are based on our beliefs, assumptions and estimates using information available to the Company at the time and are not intended to be guarantees of future events or performance.  These forward-looking statements include, among other things, the satisfaction of the conditions to closing the acquisition and the anticipated timeframe.  If our underlying assumptions turn out to be incorrect, or if certain risks or uncertainties materialize, actual results could vary materially from the expectations and projections expressed or implied by our forward-looking statements.  These factors, in some cases, have affected and in the future (together with other factors) could affect our ability to implement our business strategy and may cause actual results to differ materially from those contemplated by the statements expressed in this document.  As a result, readers are cautioned not to place undue reliance on any of our forward-looking statements.

Factors that may cause such differences include, among other things: future economic, competitive, reimbursement and regulatory conditions; new product introductions; demographic trends; intellectual property; litigation; financial market conditions; and future business decisions made by the Company and its competitors.  All of these factors are difficult or impossible to predict accurately and many of them are beyond our control.  For a further list and description of these and other important risks and uncertainties that may affect our future operations, see Part I, Item 1A — Risk Factors in our Annual Report on Form 10-K for year ended December 31, 2015 filed with the Securities and Exchange Commission on February 24, 2016, which the Company may update in Part II, Item 1A — Risk Factors in Quarterly Reports on Form 10-Q the Company has filed or will file hereafter.  The Company disclaims any intention or obligation to publicly update or revise any forward-looking statements to reflect any change in our expectations or in events, conditions or circumstances on which those expectations may be based, or that may affect the likelihood that actual results will differ from those contained in the forward-looking statements.  This cautionary statement is applicable to all forward-looking statements contained in this document.

Item 9.01                                           Financial Statements and Exhibits.

(d)  Exhibits.

Exhibit No.	Description

99.1	Joint Press Release issued by Boston Scientific Corporation and EndoChoice Holdings, Inc., dated September 27, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 27, 2016	BOSTON SCIENTIFIC CORPORATION

	By:	/s/ Vance R. Brown
Vance R. Brown
Vice President and Chief Corporate Counsel

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Joint Press Release issued by Boston Scientific Corporation and EndoChoice Holdings, Inc., dated September 27, 2016.